Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES MINERAL RESOURCE ESTIMATE FOR CAROTARE DEPOSIT AND PROVIDES MONTERDE AND WARRANTS UPDATE

March 10, 2010

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce a new, upgraded mineral resource estimate for the Carotare Deposit, located approximately 2 kilometres west of the Carmen Deposit, at its 100% owned Monterde project, located in Mexico’s Sierra Madre mining district. This estimate is in addition to the Carmen mineral resource estimate reported on November 18, 2009 and the Veta Minitas mineral resource estimate reported on December 1, 2009. This Carotare mineral resource estimate is based on 60 drill holes and 18 metallurgical samples, and has been created after a thorough geological review. The base case high grade mineral resource estimate for Carotare, along with the previously announced results for Carmen and Veta Minitas, is tabulated below, while additional details follow later in this release.

“We are pleased to have completed revised mineral resource estimates for Carmen, Veta Minitas and Carotare, our three existing deposits at Monterde,” said Gordon Cummings, President & CEO of Kimber. “Our revised mineral resource estimates for the Monterde deposits show substantial high grade gold-silver mineral resources with good metallurgical recoveries and give us an excellent platform for completing the preliminary economic assessment over the next few months.”

Base Case High Grade Mineral Resource Estimate for the Carmen, Veta Minitas and Carotare Deposits
(At a 3.0g/t Recoverable Gold Equivalent Cut-off)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	3,660	4.19	165.2	492,900	19,440,700
Indicated Veta Minitas	34	4.80	303.2	5,200	331,500
Indicated Carotare	95	4.10	64.1	12,500	195,800
Total Indicated	3,789	4.19	163.9	510,600	19,968,000
Inferred Carmen	1,921	4.40	94.6	271,800	5,845,000
Inferred Veta Minitas	689	4.69	182.8	103,900	4,050,000
Inferred Carotare	85	3.59	57.7	9,800	157,600
Total Inferred	2,695	4.45	116.0	385,500	10,052,600

Note 1:

In this and all tables following, Recoverable Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade X Gold Recovery %) + ((Silver Grade X Silver Recovery %) X 12/750)

Note 2:	In this and all tables following, columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

The mineral resource estimates for the Carmen, Veta Minitas and Carotare deposits each include a high grade mineral resource considered to be potentially amenable to underground mining. The high grade mineral resources are surrounded by lower grade mineral resource halos, some of which may be amenable to open pit mining.

The base case total mineral resource estimate, inclusive of the high grade estimate, is shown in the table below.

Base Case Total Mineral Resource Estimate (inclusive of High Grade) for the Carmen, Veta Minitas and Carotare Deposits
(At a 0.3g/t Recoverable Gold Equivalent Cut-off)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	19,500	1.12	59.0	699,700	36,978,700
Indicated Veta Minitas	510	0.68	36.0	11,100	591,000
Indicated Carotare	2,520	0.75	16.2	60,500	1,310,100
Total Indicated	22,530	1.06	53.7	771,300	38,879,800
Inferred Carmen	10,800	1.09	32.0	381,600	11,155,400
Inferred Veta Minitas	2,700	1.37	70.9	119,200	6,153,000
Inferred Carotare	2,620	0.63	17.1	45,400	1,234,000
Total Inferred	16,120	1.05	35.8	546,200	18,542,400

Mineral Resource Estimation Process

The new mineral resource estimate for the Carotare Deposit at Monterde was prepared by Mr. Gary Giroux P.Eng. a senior associate of Micon International and the results are effective at March 9, 2010. This mineral resource estimate was prepared using a three dimensional block model and ordinary kriging of 6 x 6 x 6 metre blocks while the inverse distance squared method was used for comparative purposes. The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Mare, P.Geo. Mr. Mare, is the Vice-President Exploration, and the designated Qualified Person (“QP”) for the Monterde project under National Instrument 43-101. The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels P.Geo. of PEG Mining Consultants Inc. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans P.Eng., President of Micon International. Interpolated results are reported in indicated and inferred categories and were based on continuity of the mineralization and sample density.

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Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

The high grade mineral resource estimates at various cutoff grades are shown below, with the base case bolded:

High Grade Mineral Resource Estimate for Carotare Deposit - Indicated (At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	300,000	2.67	54.2	2.84	25,800	523,000
2.00	220,000	3.07	58.6	3.26	21,700	414,700
2.50	150,000	3.55	63.0	3.78	17,100	303,700
3.00	95,000	4.10	64.1	4.34	12,500	195,800
3.50	61,000	4.73	63.9	4.97	9,300	125,400
4.00	41,000	5.34	63.6	5.58	7,000	83,900

High Grade Mineral Resource Estimate for Carotare Deposit - Inferred (At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	280,000	2.59	43.9	2.67	23,400	394,900
2.00	210,000	2.91	45.7	2.99	19,600	308,300
2.50	137,000	3.25	52.0	3.38	14,300	229,100
3.00	85,000	3.59	57.7	3.77	9,800	157,600
3.50	42,000	4.12	57.3	4.31	5,600	77,400
4.00	29,000	4.39	58.9	4.59	4,100	54,900

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Total Mineral Resource, Inclusive of High Grade, for Carotare Deposit

A second set of mineral resource tables are provided below to show the grades and tonnages for the entire Carotare deposit, inclusive of high grade mineral resource estimates detailed above. These tables reflect the block grades that might be considered in a large scale open pit operation.

The total mineral resource estimate, inclusive of the high grade mineral resource, at various cutoff grades is tabulated below, with the base case bolded.

Total Mineral Resource Estimate (inclusive of High Grade) for Carotare Deposit -Indicated (At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	5,640,000	0.46	10.6	0.43	82,500	1,921,400
0.20	3,860,000	0.58	13.1	0.55	72,500	1,630,500
0.30	2,520,000	0.75	16.2	0.72	60,500	1,310,100
0.40	1,760,000	0.91	18.9	0.88	51,400	1,065,400
0.50	1,310,000	1.05	21.6	1.03	44,300	909,600
0.60	1,040,000	1.17	24.1	1.16	39,100	804,900
0.70	830,000	1.29	26.6	1.29	34,300	705,900
0.80	680,000	1.40	28.3	1.40	30,800	622,600
0.90	570,000	1.50	29.9	1.51	27,600	549,700
1.00	480,000	1.60	30.9	1.61	24,900	479,500

Total Mineral Resource Estimate (inclusive of High Grade) for Carotare Deposit -Inferred (At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	8,160,000	0.31	9.5	0.30	84,000	2,595,900
0.20	4,760,000	0.45	13.1	0.44	62,700	1,840,800
0.30	2,620,000	0.63	17.1	0.62	45,400	1,234,000
0.40	1,610,000	0.83	19.9	0.81	35,500	856,600
0.50	1,090,000	1.00	21.8	0.98	29,600	643,800
0.60	830,000	1.12	23.5	1.10	26,100	547,300
0.70	650,000	1.21	25.1	1.20	23,300	481,800
0.80	550,000	1.30	26.6	1.28	20,800	427,700
0.90	450,000	1.39	28.2	1.38	18,300	370,300
1.00	380,000	1.47	30.5	1.48	15,800	327,500

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Metallurgical Recoveries for Gold & Silver in Carotare Deposit

Micon International, under the supervision of Richard Gowans, P. Eng. Qualified Person, has approved the application of gold and silver metallurgical recovery models for the Carotare deposit.

Based on the analysis of 18 individual metallurgical recovery characterization tests conducted across the Carotare deposit, at a cut off of 3.0 g/t recoverable gold equivalent, average modelled gold recoveries for Carotare were 93% for indicated mineral resources and 92% for inferred mineral resources while the average modelled silver recovery was 51% for indicated mineral resources and for inferred mineral resources.

Modelled gold recovery for Carotare total indicated resources was estimated to be 79% and for inferred mineral resources was estimated to be 77% at a 0.3 g/t recoverable gold equivalent cut-off grade. Modelled silver recovery averaged 51% for total indicated mineral resources and total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

See news releases dated November 18, 2009 and December 1, 2010 for discussion of the metallurgical recoveries for the Carmen and Veta Minitas deposits.

Monterde Update

Work has commenced on the preliminary economic assessment for Monterde. There has been an initial review of the recently updated mineral resource information at the Carmen and Veta Minitas deposits at Monterde as well as reviews of various possible mining scenarios and relevant cost assumptions. The preliminary economic assessment is targeted to be completed within the next two months.

Kimber is also assessing three recently located areas of gold-silver mineralization at Monterde to the north of Carmen and Carotare. Applications have been made for drill permits for these mineralized zones and possible initial drill programs are under review with further mapping and sampling work planned in the short term.

Kimber’s warrants exercisable at C$1.25 expiring on March 11, 2010

One of Kimber’s large institutional investors has exercised all of their warrants at C1.25 resulting in 1,944,000 shares being issued for cash consideration of C$2,430,000. 333,333 warrants were previously exercised at a price of $C1.25 by a large mining company. 1,722,667 warrants are still outstanding with an exercise price of C$1.25 and an expiry date of Thursday March 11, 2010.

Kimber’s current cash balance is C$6.4 million and working capital is approximately C$6.3 million.

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About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three deposits with gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current mineral resources. The Company is now seeking to complete a preliminary economic assessment of the Monterde deposits. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 160 kilometres southwest of Mexico City. Drilling at Pericones will be commencing shortly during March 2010.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde and Pericones projects being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack (Monterde and Pericones projects) and standards inserted after sample preparation (Monterde Project). Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

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Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S.Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

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